EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ESCO Technologies Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-77887, 333-63930, 333-117953, 333-186537, 333-192663) on Form S-8 of ESCO Technologies Inc. of our reports dated November 30, 2015, with respect to the consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2015, and the effectiveness of internal control over financial reporting as of September 30, 2015, which reports appear in the September 30, 2015 annual report on Form 10-K of ESCO Technologies Inc.

Our report dated November 30, 2015, on the effectiveness of internal control over financial reporting as of September 30, 2015, expresses our opinion that ESCO Technologies Inc. did not maintain effective internal control over financial reporting as of September 30, 2015 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness at the Test segment related to the ineffective reconciliation control over the work in process inventory account and timely communication of information between the related segment and corporate office has been identified and included in Management’s Report on Internal Control over Financial Reporting appearing in the September 30, 2015 annual report on Form 10-K of ESCO Technologies Inc.

/s/ KPMG LLP

St. Louis, Missouri

November 30, 2015